UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE SC 13D

Under the Securities Exchange Act of 1934

RENEWAL FUELS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

651360109
(CUSIP Number)

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

April 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.













                                  SCHEDULE SC 13D/A

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSON

                        Mark A. Uram
----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|

                                                                         (b) |_|
----------------------- --------------------------------------------------------

3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        PF
----------------------- --------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Illinois, USA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7	SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON        	36,100,000
WITH
--------------------------------------------------------
			8	SHARED VOTING POWER

                                0
--------------------------------------------------------
                        9	SOLE DISPOSITIVE POWER

                                36,100,000
--------------------------------------------------------
                        10	SHARED DISPOSITIVE POWER

                                0
----------------------- --------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                            	36,100,000
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )
----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          	93.1%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                          	IN
----------------------- --------------------------------------------------------





Item 1.   Security and Issuer

      This statement relates to shares of common stock, $0.001 par value per share (the "Shares"), of RENEWAL FUELS, Inc. a Delaware corporation
(the "Issuer"). The Principal, executive office of the Issuer is located at 1818 N. Farwell Ave, Milwaukee, WI 53202.

Item 2. Identity and Background

      Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      All Shares were acquired through cash purchase in open market transactions.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares for personal investment and invests independently of investment advice given by investment publications, investment message boards, investment blogs, or investment relations personnel.

The Reporting Person does not have present intentions of selling, granting any participation in, or otherwise distributing the acquired Shares. Although, this may change based upon, but not limited to, an expressed interest, to Reporting Person, by the company (its management or its officers), YA Global, or by third party interest, in regards to investment in the company or an acquisition of controlling interest of the company's common Shares.

(a) As of April 26, 2010, Reporting Person was the record and beneficial owner of 36,100,000 Shares, representing 93.1% of the issued and outstanding Common Shares, as reported to the Shareholders, in a Form 10-Q (Quarterly Report), by the company, on November 14, 2008. As of September 30, 2008, there were 38,775,518 common shares issued and outstanding, as stated in the Form 10-Q filed on November 14, 2008.

The Reporting Person has no present plans or intentions which would result in, or relate to, any transactions as described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) - (b) As reported to Shareholders, by the company, in the Form 10-Q filed on November 14, 2008, as of September 30, 2008, the company had 38,775,518 common Shares issued and outstanding and had 3,000,000,000 common Shares authorized.

On March 31, 2009, the company filed a Form 15-12G (Termination of Registration of a Class of Security under Section 12(g)). As a result of filing a Form 15-12G, the company has terminated the registration under Section 12(g) of the Securities Exchange Act of 1934.

Based upon the 38,775,518 common shares issued and outstanding, as last reported by the company, the Reporting Person's current beneficial ownership of 36,100,000 Shares equates to 93.1%. It needs to be noted, that this assumption is taking into consideration that the company has not issued additional common Shares since what was last reported on November 14, 2008.

As a result of the company filing a Form 15-12G, on March 31, 2009, it is the Reporting Person's understanding that the company may not be required to notify shareholders of a change in common shares issued and outstanding. Taking this into consideration, it is not known if this Schedule SC 13D accurately represents the Reporting Person's actual percent ownership of the common Shares issued and outstanding.

Based upon the 3,000,000,000 common Shares authorized, the Reporting Person's current beneficial ownership of 36,100,000 Shares equates to only 1.2% of the authorized common Shares as reported on November 14, 2008.

If/when the company gets current in their filings and/or if/when an accurate and updated issued and outstanding common share count is filed or reported, the Reporting Person will amend this Schedule SC 13 to reflect what their beneficial ownership is at such time.



Reporting Person has sole power to vote and to dispose or to direct the disposition of all his Shares.

      (c) - (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      Not applicable.

Item 7. Material to be Filed as Exhibits

      Not applicable.







SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 27, 2010             REPORTING PERSONS:

-----------------
                                                                  Mark A. Uram